Filed Pursuant to Rule 424(b)(3)

Registration No. 333-298137

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 11, 2026)

This prospectus supplement, or the Supplement, modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, that certain prospectus originally filed with the Securities and Exchange Commission, or the SEC, by Silexion Therapeutics Corp. or the Company, dated August 11, 2026, or the Prospectus, related to an aggregate of 2,028,619 ordinary shares and 5,932,934 ordinary shares issuable upon exercise of investor warrants, pre-funded warrants and placement agent warrants as described therein.

Our ordinary shares are listed on The Nasdaq Stock Market under the symbol “SLXN”. On September 28, 2026, the last reported sales price of our ordinary shares was $0.25 per share.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision. This Supplement amends only those sections of the Prospectus contained in this Supplement; all other sections of the prospectus supplement remain unchanged.

Investing in our securities involves risks. See “Risk Factors” on page 6 of the Prospectus and in the documents incorporated by reference into the Prospectus, including the risks described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in or incorporated by reference into the Prospectus, as well as the other information contained in or incorporated by reference into this Supplement and the Prospectus. This Supplement, the Prospectus and documents incorporated therein by reference contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus and the reports incorporated by reference therein identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made or included in this Supplement and the Prospectus.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On September 28, 2026, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (each a “Holder”) of 3,216,928 of the Company’s existing warrants to purchase 3,216,928 of the Company’s ordinary shares (the “Existing Warrants”), which were issued in the Company’s public offering completed on August 13, 2026, and which had a five-year exercise term and an exercise price of $0.65 per share.

Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 3,216,928 ordinary shares at a reduced exercise price of $0.2603 per share in consideration of the Company’s agreement to issue new ordinary share purchase warrants (the “New Warrants”), as described below, to purchase up to an aggregate of 6,433,856 ordinary shares (the “New Warrant Shares”), at an exercise price of $0.2603 per share, consisting of series F warrants to purchase up to 3,216,928 ordinary shares and series G warrants to purchase up to 3,216,928 ordinary shares, and will be exercisable upon the effective date of the increase of the Company’s authorized ordinary shares following shareholder approval (the “Authorized Share Increase Date”). The series F warrants will expire five years after the later of (i) the Authorized Share Increase Date and (ii) the effective date of a registration statement with the SEC covering the resale of the ordinary shares issuable upon exercise of the New Warrants (the “Resale Registration Statement”) and the series G warrants will expire twenty-four months after the later of (x) the Authorized Share Increase Date and (y) the effective date of the Resale Registration Statement. The Company expects to receive aggregate gross proceeds of approximately $0.84 million from the exercise of the Existing Warrants by the Holders, before deducting placement agent fees and other offering expenses payable by the Company.

The closing is expected to occur on or about September 29, 2026 subject to satisfaction of customary closing conditions.

In connection with the closing of the offering, the Company is reducing the exercise price for all outstanding series E Warrants to purchase 3,846,161 ordinary shares, including the Existing Warrants held by the investors participating in the offering, such that all outstanding series E warrants have a reduced exercise price of $0.2603 per share.

The date of this Prospectus Supplement is September 29, 2026